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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             Orca Technologies, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   00048186P1
                                 (CUSIP Number)

                            Roger P. Vallo, President
                       24000 -- 35th Avenue SE, Suite 200
                                Bothell, WA 98021
                                 (425) 354-1601
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 27, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 00048186P1                                           Page 2 of 9 Pages


-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     PACIFIC AEROSPACE & ELECTRONICS, INC.  EID#91-1744587
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [  ]
                                                                   (b) [  ]
-------------------------------------------------------------------------------
3    SEC USE ONLY


-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                      [  ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     WASHINGTON, U.S.A.
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    2,289,309
               ----------------------------------------------------------------
 NUMBER OF     8    SHARED VOTING POWER
  SHARES
BENEFICIALLY        0
 OWNED BY      ----------------------------------------------------------------
  EACH         9    SOLE DISPOSITIVE POWER
REPORTING
 PERSON             2,289,309
  WITH         ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,289,309
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.04%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------

Cusip Number 00048186P1

                                  SCHEDULE 13D


ITEM 1. SECURITY AND ISSUER.

     This Schedule 13D relates to the Common Stock, par value $0.001 per share, of Orca Technologies, Inc., a Utah corporation ("Orca"). The address of Orca's principal executive offices is 24000 -- 35th Avenue SE, Suite 200, Bothell, WA 98021; telephone: (425) 354-1601.

ITEM 2. IDENTITY AND BACKGROUND

(a) Reporting Person   (b) Address              (c) Principal occupation                 (f) Citizenship
--------------------   ----------------------   --------------------------------------   ---------------
Pacific Aerospace      434 Olds Station Road,   PA&E is engaged in the business of       Washington
& Electronics, Inc.    Wenatchee, Washington,   manufacturing electronic and aerospace   USA
("PA&E")               98801                    components.

     (d) During the last five years, PA&E has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, PA&E has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     This Statement is being filed to reflect the acquisition by PA&E of 2,109,709 restricted shares (the "Shares") of Orca's Common Stock pursuant to the Exchange Agreement dated April 27, 1998, between PA&E and Orca (the "Exchange Agreement"). In the Exchange Agreement, PA&E agreed, among other things, to cancel approximately $4.2 million in debt owed to PA&E by Orca and its subsidiaries, in exchange for the issuance of the Shares to PA&E at approximately $2.00 per share. Orca also granted PA&E certain piggyback and demand registration rights with regard to the Shares.

     Previous to acquiring the Shares, PA&E was the beneficial owner of 179,600 publicly traded shares of Orca Common Stock purchased by PA&E for $4.0625 per share in cash in August 1997.

ITEM 4. PURPOSE OF TRANSACTION

     PA&E's acquisition of the Shares was in consideration of the cancellation of debt owed to PA&E by Orca. See Item 3, above. PA&E has no plans or proposals that relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of Orca, or the disposition

Cusip Number 00048186P1

                                  SCHEDULE 13D


of securities of Orca;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Orca or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of Orca or any of its subsidiaries;

     (d) Any change in the present board of directors or management of Orca, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of Orca;

     (f) Any other material change in Orca's business or corporate structure;

     (g) Changes in Orca's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Orca by any person;

     (h) Causing a class of securities of Orca to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of Orca becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j) Any action similar to those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) and (b):

                             Shares               Sole power to      Shared power     Sole power to        Shared power to
                          beneficially    % of     vote shares     to vote shares   direct disposition   direct disposition
  Reporting Person          owned (#)     class        (#)              (#)                (#)                  (#)
-------------------       ------------   ------   --------------   --------------   ------------------   ------------------
Pacific Aerospace           2,289,309    19.04%      2,289,309            0              2,289,309               0
& Electronics, Inc.

(1)  Based on 12,011,407 shares of Common Stock outstanding as of May 4, 1998.

     (c) Not applicable.

Cusip Number 00048186P1

                                  SCHEDULE 13D


     (d) Not applicable.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Other than the Exchange Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between PA&E and any other person, with respect to any securities of Orca, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     The following document is filed as an exhibit to this Statement:

     1. Exchange Agreement, dated as of April 27, 1998, between Orca and PA&E.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 6, 1998

                                       PACIFIC AEROSPACE & ELECTRONICS, INC.


                                       By: /s/ SHERYL A. SYMONDS
                                           -------------------------------------
                                           Sheryl A. Symonds
                                           Its Vice President Administration
                                           and General Counsel

                                  EXHIBIT INDEX


Exhibit No.     Description
-----------     -----------

    1.          Exchange Agreement, dated as of April 27,
                1998, between Orca and PA&E.